                                                                    Exhibit 99.2


CHRYSALIS
Corporate Offices
575 Route 28
Raritan, NJ 08869 USA
                                                             [Chrysalis Logo]
Tel: (908) 722-7900
Fax: (908) 722-6677
E-mail: corporate@chrysalisintl.com

         CONTACTS:
         PAUL J. SCHMITT                         HARVEY A. GORALNICK
         PRESIDENT AND CEO                       ROBERT P. CORWIN
         (908) 722-7900                          FOCUS PARTNERS LLC
         www.chrysalisintl.com                   (212) 752-9445
                                                 info@focuspartners.com

                     CHRYSALIS ANNOUNCES SHARE PURCHASE PLAN

RARITAN, NJ, JULY 8, 1998 -- CHRYSALIS INTERNATIONAL CORPORATION (NASDAQ:CRLS) announced today that its Board has adopted a share purchase rights plan that provides for rights to be issued to stockholders of record on July 20, 1998.

According to Paul J. Schmitt, President and CEO of Chrysalis International Corporation, "This action was taken after long and careful study, and was not taken in response to any pending takeover of the Company. The Rights Plan is intended to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the stockholders and employees. The adoption of a share purchase rights plan has become common practice in major American companies and a well-accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Chrysalis International Corporation common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable and allow the holder to acquire Chrysalis International Corporation common stock at a discounted price if certain stockholders of the Company, who together currently hold 22.5 percent of the Company's common stock, acquire 25 percent of the Company's common stock, or if any other person or group acquires 15 percent or more of the outstanding shares of the Company's common stock. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also incudes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights - other than rights that have become void - for shares of Chrysalis International Corporation common stock. Under this option, Chrysalis International Corporation would issue one share of common stock for each right, subject to adjustment in certain circumstances.

Chrysalis International Corporation's Board of Directors may, at its option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire July 20, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

The issuance of the rights is not a taxable event, will not affect Chrysalis International Corporation's reported financial condition or results of operations (including earnings per share) and will not change the manner in which Chrysalis International Corporation common stock is currently traded.

Chrysalis is a global provider of drug development services. The Company offers a continuum of preclinical and clinical services necessary to develop drugs emerging from research through regulatory and market introduction. With over 450 employees at nine international operating centers and 25 clinical offices, Chrysalis provides services to over 250 pharmaceutical and biotechnology industry clients in 26 countries. Additional information is available from the Company's web site at www.chrysalisintl.com.